SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                            Harken Energy Corporation
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    412552101
                                    ---------
                                 (CUSIP Number)


   Tami E. Nason, Esq.          COPY TO:    Christopher A. Klem, Esq.
   Harvard Private Capital                  Ropes & Gray
       Group, Inc.                          One International Place
   600 Atlantic Avenue                      Boston, MA 02110
   Boston, MA  02210                        (617) 951-7410
   (617) 523-4400
  ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                        March 21, 1997 - October 15, 1997
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 412552101    |                         |    Page  2 of 13 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS              |
|         |                                                                  |
|         |  Aeneas Venture Corporation                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   3,805,514 shares of Common Stock (See Item 5)     |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   ..................                                |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
| PERSON | | 3,805,514 shares of Common Stock (See Item 5) | | WITH |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   .....................                             |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  3,805,514 shares of Common Stock (See Item 5)                   |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  3.2%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|

                               Page 2 of 13 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 412552101    |                         |    Page 3 of 13 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSONS                                       |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Harvard Yenching Institute                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   105,116 shares of Common Stock (See Item 5)       |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |       ...........                                   |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   105,116 shares of Common Stock (See Item 5)       |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |       ...........                                   |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  105,116 shares of Common Stock (See Item 5)                     |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  0.1%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  EP                                                              |
|----------------------------------------------------------------------------|

                               Page 3 of 13 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 412552101    |                         |    Page 4 of 13 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  President and Fellows of Harvard College                        |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   210,193 shares of Common Stock (See Item 5)       |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |      ............                                   |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   210,193 shares of Common Stock (See Item 5)       |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |       ............                                  |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  210,193 shares of Common Stock (See Item 5)                     |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  0.2%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  EP                                                              |
|----------------------------------------------------------------------------|

                               Page 4 of 13 Pages

                                  SCHEDULE 13D

                            Harken Energy Corporation

                                Amendment No. 12
                                ----------------

         This Amendment No. 12 hereby amends the initial Schedule 13D filed on February 23, 1988, and all amendments thereto.

Item 5. Interest in Securities of the Issuer.

         Paragraphs (a), (b), (c) and (e) of Item 5 are amended in their entirety to read as follows:

         (a), (b).

         Aeneas is the beneficial owner of 3,780,514 shares of Common Stock, and, solely for the purpose of Rule 13d-3(d)(1)(i) may be deemed to be the beneficial owner of 25,000 shares of Common Stock that Aeneas has the right to purchase, at any time, at a purchase price of $5.625 per share, for a total beneficial ownership of 3,805,514 shares (approximately 3.2% of the shares of Common Stock based upon the most recently available filing by the Issuer with the Securities and Exchange Commission (the "SEC"), including shares of Common Stock of which Aeneas has the right to acquire beneficial ownership within 60 days).

         Harvard is the beneficial owner of 210,193 shares of Common Stock (approximately 0.2% of the shares of Common Stock based upon the most recently available filing by the Issuer with the SEC).

         HYI is the beneficial owner of 105,116 shares of Common Stock (approximately 0.1% of the shares of Common Stock based upon the most recently available filing by the Issuer with the SEC).

         Each of Aeneas, Harvard and HYI is the beneficial owner of all of the shares of Common Stock to which this statement relates held in its name, and each has sole power to vote and dispose of all of such shares.

         To the best of Aeneas's, HYI's and Harvard's knowledge and belief, none of the executive officers or directors of Aeneas or HYI nor the President, Fellows or other executive officers of Harvard College beneficially owns any shares of the Common Stock of the Issuer.


                               Page 5 of 13 Pages

                  (c).

         Between March 21, 1997 and October 15, 1997, Aeneas sold 3,153,978 shares of Common Stock of the Issuer in open-market transactions on the American Stock Exchange. The transaction dates, number of shares sold and prices per share during that period are as follows:


                                                   Shares of
                                                    Common             Price Per
Date of Transaction                                Stock Sold           Share
-------------------                                ----------           -----


March 21, 1997                                       7,837               $5.00
March 24, 1997                                      46,193               $5.00
March 26, 1997                                     200,812               $5.00
March 27, 1997                                      97,916               $4.94
March 31, 1997                                       8,298               $4.94
April 1, 1997                                        2,305               $4.94
April 2, 1997                                        1,567               $4.94
April 10, 1997                                      23,050               $4.94
July 17, 1997                                       92,200               $6.19
July 22, 1997                                      507,100               $5.64
July 23, 1997                                      198,507               $5.94
July 25, 1997                                       37,065               $5.75
July 28, 1997                                      243,131               $5.59
July 29, 1997                                       60,114               $5.76
July 30, 1997                                      100,959               $5.77
July 31, 1997                                       69,150               $5.94
August 1, 1997                                       4,702               $5.94
August 4, 1997                                      70,072               $5.83
September 4, 1997                                  461,000               $6.06
October 6, 1997                                     28,121               $6.50
October 7, 1997                                     51,263               $6.50
October 10, 1997                                   553,200               $6.58
October 13, 1997                                   115,250               $7.15
October 14, 1997                                    92,108               $7.19
October 15, 1997                                    82,058               $7.13


         All transactions were pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act").


                               Page 6 of 13 Pages

         Between March 21, 1997 and October 15, 1997, Harvard sold 177,881 shares of Common Stock of the Issuer in open-market transactions on the American Stock Exchange. The transaction dates, number of shares sold and prices per share during that period are as follows:

                                                   Shares of
                                                     Common            Price Per
Date of Transaction                                Stock Sold           Share
------------------                                 ----------           ------

March 21, 1997                                         442               $5.00
March 24, 1997                                       2,605               $5.00
March 26, 1997                                      11,326               $5.00
March 27, 1997                                       5,522               $4.94
March 31, 1997                                         468               $4.94
April 1, 1997                                          130               $4.94
April 2, 1997                                           88               $4.94
April 10, 1997                                       1,300               $4.94
July 17, 1997                                        5,200               $6.19
July 22, 1997                                       28,600               $5.64
July 23, 1997                                       11,196               $5.94
July 25, 1997                                        2,091               $5.75
July 28, 1997                                       13,712               $5.59
July 29, 1997                                        3,390               $5.76
July 30, 1997                                        5,694               $5.77
July 31, 1997                                        3,900               $5.94
August 1, 1997                                         265               $5.94
August 4, 1997                                       3,952               $5.83
September 4, 1997                                   26,000               $6.06
October 6, 1997                                      1,586               $6.50
October 7, 1997                                      2,891               $6.50
October 10, 1997                                    31,200               $6.58
October 13, 1997                                     6,500               $7.15
October 14, 1997                                     5,195               $7.19
October 15, 1997                                     4,628               $7.13


         All transactions were pursuant to Rule 144 under the 1933 Act.


                               Page 7 of 13 Pages

         Between March 21, 1997 and October 15, 1997, HYI sold 88,941 shares of Common Stock of the Issuer in open-market transactions on the American Stock Exchange. The transaction dates, number of shares sold and prices per share during that period are as follows:

                                                   Shares of
                                                    Common             Price Per
Date of Transaction                                Stock Sold            Share
-------------------                                ----------          --------

March 21, 1997                                         221               $5.00
March 24, 1997                                       1,302               $5.00
March 26, 1997                                       5,662               $5.00
March 27, 1997                                       2,762               $4.94
March 31, 1997                                         234               $4.94
April 1, 1997                                           65               $4.94
April 2, 1997                                           45               $4.94
April 10, 1997                                         650               $4.94
July 17, 1997                                        2,600               $6.19
July 22, 1997                                       14,300               $5.64
July 23, 1997                                        5,597               $5.94
July 25, 1997                                        1,044               $5.75
July 28, 1997                                        6,857               $5.59
July 29, 1997                                        1,696               $5.76
July 30, 1997                                        2,847               $5.77
July 31, 1997                                        1,950               $5.94
August 1, 1997                                         133               $5.94
August 4, 1997                                       1,976               $5.83
September 4, 1997                                   13,000               $6.06
October 6, 1997                                        793               $6.50
October 7, 1997                                      1,446               $6.50
October 10, 1997                                    15,600               $6.58
October 13, 1997                                     3,250               $7.15
October 14, 1997                                     2,597               $7.19
October 15, 1997                                     2,314               $7.13


         All transactions were pursuant to Rule 144 under the 1933 Act.

         Except for the transactions described in this Item 5(c), neither Aeneas, Harvard nor HYI has engaged in any transactions in the Common Stock of the Issuer during the past 60 days. To the best of Aeneas's, HYI's and Harvard's knowledge and belief, none of the directors or executive officers of Aeneas, or HYI nor any of the President, Fellows or other executive officers of Harvard has engaged in any transactions in the Common Stock of the Issuer during the past 60 days.


                               Page 8 of 13 Pages

         (e).

         This statement is being filed to report the fact that as of July 31, 1997, Aeneas, Harvard and HYI, as a group, ceased to be the beneficial owners of more than five percent of the class of securities.


                               Page 9 of 13 Pages

Exhibit B is hereby amended to read in its entirety as follows:


                                    EXHIBIT B

                        Directors and Executive Officers

         The names of the directors and executive officers and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the director's or officer's business address is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

         I. Directors of Aeneas
            -------------------

                                Present Principal
     Name                          Occupation
   -------                      -----------------

Jack R. Meyer                   President, Harvard Management Company, Inc.

Michael R. Eisenson             President and Chief Executive Officer, Harvard
                                Private Capital Group, Inc.

Tim R. Palmer                   Managing Director, Harvard Private Capital
                                Group, Inc.

         II. Executive Officers of Aeneas (in addition to those listed above under (I))
             ---------------------------------------------------------------

                                Office/Position
     Name                         with Aeneas
   -------                      ---------------
Michael R. Eisenson             President

Verne O. Sedlacek               Treasurer

John M. Sallay                  Vice President

Tami E. Nason                   Secretary

Kevin J. Tunick                 Assistant Secretary


                               Page 10 of 13 Pages

         III. Trustees of HYI
              ---------------

                                    Present Principal
     Name                             Occupation
    ------                          -----------------

Professor Henry Rosovsky, Chairman  Professor, Harvard University

Linda A. Chisolm                    Associate of Episcopal Colleges

T. Jefferson Coolidge, Jr.          Private Investor

Ms. Phyllis D. Collins              Trustee, Dillon Fund and the Clarence and
                                      Anne Dillon Dunwalke Trust

Jeremy Knowles                      Dean of Arts and Sciences,
                                      Harvard University

Dr. David W. Vikner                 President, United Board for Christian
                                      Higher Education in Asia

Mr. Galen L. Stone                  Private Investor


         IV. Executive Officers of HYI (in addition to those listed under (III))
             -------------------------------------------------------------------

                                    Office/Position
     Name                              with HYI
    ------                          ----------------

Tu Weiming                          Director

Edward J. Baker                     Assistant Director


         V. President and Fellows of Harvard and Other Executive Officers of Harvard
            ----------------------------------------------------------------
                                    Office/Position
   Name                              with Harvard
 -------                            ---------------
Neil Rudenstine                     President

Michael Roberts                     Secretary

D. Ronald Daniel                    Treasurer

Hanna H. Gray                       Fellow

James R. Houghton                   Fellow

                               Page 11 of 13 Pages

Robert G. Stone, Jr.                Fellow

Judith Richards Hope                Fellow

Richard A. Smith                    Fellow

Anne Taylor                         Vice President and General Counsel

Sally Zeckhauser                    Vice President for Administration

Thomas M. Reardon                   Vice President for Alumni Affairs and
                                      Development

Elizabeth C. Huidekoper             Vice President for Finance

James H. Rowe                       Vice President for Government, Community
                                      and Public Affairs

Harvey Fineberg                     Provost


                               Page 12 of 13 Pages

                                    Signature

         After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 1997


AENEAS VENTURE CORPORATION


By:   /s/ Tami E. Nason
   --------------------
   Name:  Tami E. Nason
   Title: Authorized Signatory


PRESIDENT AND FELLOWS OF HARVARD COLLEGE


By:   /s/ Tami E. Nason
   --------------------
   Name:  Tami E. Nason
   Title: Attorney-in-fact


HARVARD YENCHING INSTITUTE


By:   /s/ Tami E. Nason
   --------------------
   Name:  Tami E. Nason
   Title: Attorney-in-fact


                               Page 13 of 13 Pages